September 30, 2024

Via EDGAR

Division of Corporation Finance

Office of Industrial Applications and Services

Securities and Exchange Commission

Washington, D.C. 20549

Attn.:	Li Xiao Michael Fay Benjamin Richie Katherine Bagley

Re:	ScanTech AI Systems Inc. Response to the Staff’s Comments on Amendment No. 1 to Registration Statement on Form S-4 Submitted July 31, 2024 CIK No. 0001994624

Dear Madam and Sirs:

ScanTech AI Systems Inc., a Delaware corporation (the “Company”), submits to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) the Company’s responses to the comments contained in the Staff’s letter dated August 14, 2024 on the Company’s Amendment No. 1 to Registration Statement on Form S-4 previously submitted on July 31, 2024 (the “Amendment No.1”).

Concurrently with the submission of this letter, the Company is submitting the Amendment No. 2 to the Registration Statement on Form S-4 (the “Amendment No. 2”) to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amendment No.2 where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No.2.

Amendment No. 1 to Registration Statement on Form S-4

Cover Page

1.	We note your revised disclosure in response to prior comment 2 and reissue in part. Please revise your disclosure to clarify whether Nasdaq listing is a condition to closing of the business combination.

Response: In response to the Staff’s comments, we have revised the disclosure on the cover page and throughout the Amendment No.2 to specify that Nasdaq listing is a condition to closing of the business combination.

2.	We note your revised disclosure following the table on your cover page that “Assuming all potential sources of dilution are taken into account and that there are no redemptions by Public Shareholders, the ownership interests in Pubco will be approximately as follows . . . RiverNorth will own 9.1%.” Please reconcile this disclosure with your disclosure throughout the filing that "where none of the public shareholders redeem their shares, RiverNorth will not purchase shares under the FPA," and your disclosure in the table that RiverNorth will hold 0% of Pubco upon closing in a "no redemption" scenario.

Response: In response to the Staff’s comments, we have revised the disclosure on the cover page and throughout the Amendment No.2 to consistently disclose that RiverNorth will hold 0% of Pubco upon closing in a “no redemption” scenario.

Unaudited Pro Forma Condensed Combined Financial Information, page 181

3.	We note under adjustment (G) any shares issued as part of this debt extinguishment are included in the 11,144,883 shares issued to ScanTech members. Please tell us how you determined gain or loss accounting for the extinguishment of ScanTech’s warrant, derivative, and other liabilities pursuant to a recapitalization, as set forth in adjustment (P), is appropriate. As necessary, please separately analyze the liabilities related to the different parties. Similarly, please tell how us how you determined gain accounting is appropriate related to the reclassification described in adjustment (Q).

Response: In response to the Staff’s comments, we have revised the unaudited pro forma financial statements to appropriately account for the extinguishment of the Company’s liabilities, warrants, derivatives and other liabilities pursuant to a recapitalization.

As part of our considerations, we evaluated whether the planned restructuring should be accounted for under the accounting guidance for troubled debt restructuring. ASC 470-60-55-4 through 55-14 provides a two-step decision tree for determining whether a modification or an exchange of debt instruments is within the troubled debt restructuring guidance:

Step 1: Is the debtor experiencing financial difficulty (ASC 470-60-55-8 and 55-9)?

Step 2: Has the creditor granted a concession (ASC 470-60-55-10 through 55-14)?

If the answer to either of the questions above is no, the debt restructuring is not within the scope of the troubled debt restructuring guidance in ASC 470-60, and the debt modification guidance in ASC 470-50 should be applied.

Additionally, the Company evaluated if a gain on the exchange of debt for capital with related party creditors effect net income. While bright line guidance is not provided for in US GAAP, management considered the following:

•	ASC 505-10-25-2 states that the following shall be excluded from the determination of net income or the results of operations under all circumstances: “Adjustments or charges or credits resulting from transactions in the entity's own capital stock.”

•	ASC 470-50-40-2 states that “extinguishment transactions between related entities may be in essence capital transactions.”

Based on the facts and circumstances related to debt owed to John Redmond (chairman of the board of directors) and entities he controls, the restructuring with this lender was deemed to be a troubled debt restructuring. This was because it was determined that both the Company was experiencing financial difficulty and the creditor had granted a concession. Additionally, the Company determined that given that Mr. Redmond was a related party and shareholder of the Company, any gain recognized on extinguishment would be treated as a capital contribution, and recorded through additional paid-in-capital.

For the majority of the remaining debt, they were not deemed to be troubled debt restructuring, as the creditors had not granted concessions. Any losses on extinguishment were therefore in the unaudited pro forma income statement.

The revised unaudited pro forma condensed combined financial information includes revised disclosure and extensive tables for treatment for each debt extinguishment.

4.	As it relates to adjustment (R), please only include the charge at your pro forma annual statement of operations for the year ended September 30, 2023.

Response: In response to the Staff’s comments, we have made this change to adjustment ( R).

5.	As it relates to adjustment (U), please disclose any vesting conditions for these equity incentive shares. If no vesting condition exists and the related compensation expenses should be charged all upon issuance, please only include the charge on your pro forma annual statement of operations for the year ended September 30, 2023.

Response: In response to the Staff’s comments, we have revised the disclosures in the unaudited pro forma condensed combined financial statements. In particular, we have clarified that shares are expected to vest over three years, and there are no vesting conditions other than service. We have also clarified that the terms and conditions for the equity incentive shares have yet to be finalized.

6.

We note under adjustment (F) you recorded the Earnout Shares to be issued upon achievement of all milestones set forth in the Business Combination Agreement. Please clarify how you determined it is appropriate to record a pro forma adjustment for these shares. In this regard, it appears that only probable issuances should be recorded under Rule 11-02(a)(6)(i)(A) of Regulation S-X since you are accounting for the agreement as an equity instrument, as disclosed on page 186. Likewise, please clarify why you are recording an expense for the shares under equity instrument and recapitalization accounting, as set forth in adjustment (T). Please make any changes to your presentation, as appropriate. If a change to your pro forma adjustment is made and the shares will no longer be presented as a pro forma issuance, please also make a corresponding change to your table on page 184.

Response: In response to the Staff’s comments, we have re-evaluated the earnout provisions taken from section 1.10 of the Business Combination Agreement. The earnout milestones are based entirely on company performance metrics such as achievements of commercial milestones, revenue milestones, and EBITDA milestones which are not indexed to the issuer’s stock price. We calculated the fair value of the various earnout milestones and recorded a liability in accordance with ASC 815-40.

Industry Opportunity, page 216

7.	We note your response to comment 11, and that you have filed distribution agreements with companies organized in Turkey and Canada as exhibits to your registration statement. In your disclosure on page 219 and elsewhere, you note that you have third party distribution agreements with partners in Canada, Turkey, Poland and Japan. Please file the distribution agreements with your partners in Poland and Japan as exhibits to your registration statement or tell us why you believe you are not required to do so.

Response: In response to the Staff’s comments, we wish to clarify that the previously disclosed distribution agreement with X-Ray Center (“XRC”) is the Company’s exclusive distribution partner in Turkey, as well as Poland and Japan.  XRC was organized in Turkey; however, they have been granted exclusive distribution rights in these three territories as disclosed in Exhibit B of our exclusive Distribution Agreement with XRC dated March 24, 2023, as disclosed and filed previously.

Payments Triggerable by Business Combination, page 225

8.	We note your revised disclosure in response to prior comment 13, including that Taylor Freres was not involved in the search for and negotiations with potential business combination targets. Please revise to clarify the terms of the various agreements with Taylor Freres or its affiliates, including the services provided by Taylor Freres to the Company, and discuss why the parties entered into a settlement agreement. Please also revise your disclosure throughout the filing to note Taylor Freres' ownership interest in PubCo upon closing of the business combination.

Response: In response to the Staff’s comments, we have updated the disclosure to provide additional context around the historical arrangements we have had with Taylor Freres over the years. Of note, the Company originally engaged with Taylor Freres in 2011 to provide capital formation consulting, investor relations and other consulting services. That agreement was amended over the years, both via formal documentation and via email, such that fees that were due and owed to Taylor Freres were not clear over the years. ScanTech entered into the settlement agreement in order to settle and resolve any historical disputes between the parties.

General

9.	We note your disclosure on page 67 that Mr. Huang is a citizen of Malta and based in the United Kingdom, Mr. Jiang Wang is a citizen of St. Kitts and Nevis and based in France, Mr. Zeyao Xue is a citizen of China, Mr. Ming Yi is a citizen of China based in China, and Mr. Weichen Pan is a citizen of China and based in China. Please revise your filing to include risk factor disclosure and a separate Enforceability of Civil Liabilities section addressing the enforcement risks related to civil liabilities due to the Sponsor having ties to, or being located outside of the United States. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities, lack of reciprocity and treaties, and cost and time constraints.

Response: In response to the Staff’s comments, we have added a risk factor on page 71 regarding limitations on investors’ ability to effect service of process and enforce civil liabilities against some of the directors and officers of Mars. We have also included an Enforceability of Civil Liabilities section.

With respect to the affiliates of the Sponsor having ties to, or being located outside of, the United States, we have revised the risk factor on page 71. In addition, we respectfully advise the Staff that the principal shareholders of Mars, who are also affiliates of the Sponsor, will hold a total of 12.51% of the ownership interest in Pubco, assuming no redemptions after closing and accounting for potential sources of dilution, except for the Earnout Shares and share issuances pursuant to the Equity Incentive Plan. Aside from holding an ownership interest in Mars, the affiliates of the Sponsor have not exercised control or influence over Mars while it holds an ownership interest in Mars. The Mars Board formed a Special Committee (the “Special Committee”), comprised of independent directors Messrs. Yenyou (Jeff) Zheng, James Jenkins, Yang (Sean) Liu, and Xin (Adam) He, to review the proposed business combination with ScanTech. The risks related to enforcing civil liabilities against the directors and officers of Mars are covered in the Enforceability of Civil Liabilities section.

We thank the Staff for its review of the foregoing. If you have any questions regarding the Amendment No.2, please contact Fang Liu by phone at (703) 919-7285 or via e-mail at fliu@vcllegal.com.

Very truly yours,

/s/ Karl Brenza
Karl Brenza

cc:	Fang Liu, Esq.
VCL Law LLP